David E. Azar (SBN 218319)
DAzar@milberg.com
**MILBERG COLEMAN BRYSON PHILLIPS GROSSMAN PLLC**
2355 Westwood Blvd., #311
Los Angeles, CA 90064
(213) 617-1200

RICHARD LIU (SBN 308050)
richard.liu@consultils.com
EDWARD WELLS (SBN 321696)
ted.wells@consultils.com
**INNOVATIVE LEGAL SERVICES, P.C.**
355 S. Grand Avenue, Suite 2450
Los Angeles, CA 90071
(626) 344-8949

*Attorneys for Defendant Dr. Xiaodi Hou*

**UNITED STATES DISTRICT COURT**

**FOR THE SOUTHERN DISTRICT OF CALIFORNIA**

| | |
|---|---|
| NORMAN WILHOITE and JUDITH WILHOITE, derivatively on behalf of TuSimple Holdings, Inc.,<br><br>Plaintiffs,<br>vs.<br><br>XIAODI HOU, MO CHEN, CHENG LU, GUOWEI "CHARLES" CHAO, and HYDRON, INC,<br><br>Defendants,<br>and<br><br>TUSIMPLE HOLDINGS, INC.,<br><br>Nominal Defendant. | Case No: 3:23-cv-02333-BEN-MSB<br><br>**MEMORANDUM IN SUPPORT OF DR. XIAODI HOU'S APPLICATION FOR TEMPORARY RESTRAINING ORDER, MOTION FOR EXPEDITED DISCOVERY, AND ORDER TO SHOW CAUSE RE PRELIMINARY INJUNCTION**<br><br>Date: December 9, 2024<br>Time: 10:30 a.m.<br>Judge: Hon. Roger T. Benitez<br>Ctrm: Courtroom 5A |

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# TABLE OF CONTENTS

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MEMO IN SUPPORT OF TEMPORARY RESTRAINING ORDER        Case No. 3:23-cv-02333-BEN-MSB

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## TABLE OF AUTHORITIES

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3                                                                                           Page(s)

4    Cases

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MEMO IN SUPPORT OF TEMPORARY RESTRAINING ORDER          Case No. 3:23-cv-02333-BEN-MSB

## I.   **INTRODUCTION**

This past Friday, November 8, 2024, major Chinese news media reported that a TuSimple Chinese subsidiary significantly increased its registered assets by approximately $50 million USD in one day, which is the prerequisite step for it to accept extra money from external entities.[1]  Further investigation by movant Dr. Xiaodi Hou – TuSimple's co-founder and one of its largest beneficial shareholders -- uncovered that a different TuSimple Chinese subsidiary had an unreported increase of its registered assets by $100 million USD on the same day.  These filings show a suspicious increase in registered assets in these two subsidiaries in one day

The most likely scenario is that these filings in China were the preparatory steps before TuSimple U.S. transfers money to those subsidiaries in China.  Such massive cash transfers to China are well beyond what is needed for the normal course of business as TuSimple has described those needs to this Court.  Thus, the filings in China raise serious concerns that assets are being siphoned for related-party transactions in computer gaming/animation (not autonomous trucking) by TuSimple's current Chair of the Board, Mo Chen ("Chen"), TuSimple's current CEO and Director, Cheng Lu ("Lu"), and nominal defendant TuSimple (the "Company") and collectively, the "Chen Syndicate").  It is suspect that the above filing happened a day before Mo Chen's voting rights dropped below 50% when certain proxy rights expire.

Movant does not know if the money transfers have already been completed or are imminent.  But we do know that once the money goes to China, it is virtually impossible to retrieve it without the Chinese entities' voluntary compliance. The Company's prior filings make that clear – arguing that Chinese law does not allow a parent company to get discovery or force a Chinese company to do essentially

---

[1] See Sina News Article dated November 8, 2024 (accessible at https://finance.sina.com.cn/jjxw/2024-11-08/doc-incvisyn8831742.shtml). The text in the article provides that (in English translation): "Beijing TuSimple Technology Co., Ltd. has undergone industrial and commercial changes, and its registered capital has increased from RMB 180 million to RMB 530 million."

1    anything for a U.S. proceeding without Chinese government approval.  (E.g.,

2    Doc.134).

3         The derivative plaintiffs allowed the expiration of this Court's prior injunction

4    because they thought the Amended Cooperation Agreement with Mo Chen and the

5    proposed Bylaw amendments would prevent further wrongful sending of assets to

6    China outside the normal course and from related-party transactions.  That agreement

7    and the amendment were supposedly the key accomplishment of this derivative action

8    (which is still unsettled).  However, whatever agreement derivative counsel thought

9    they had about governance protections – it is not doing what it should be doing.

10   These events illustrate gaps or loopholes that need to be fixed before the derivative

11   settlement in this case can be finalized.

12        A settlement conference is already scheduled before the Magistrate Judge on

13   November 19, concerning the remaining terms of the potential derivative settlement,

14   and Dr. Hou already intended to raise with the Magistrate Judge the flaws with the

15   governance provisions in the Amended Cooperation Agreement and proposed Bylaw

16   Amendments. (Hou Dec. at ¶ 99.)  Last Friday's developments require urgent relief to

17   preserve the status quo pending the results of that settlement conference, after which

18   the Court can decide how to proceed.  Therefore, the Court should reinstate a version

19   of the prior TRO to preserve the status quo pending the results of that settlement

20   conference, and specifically order that none of the above additional transfers to China

21   occur, and that if any were made on Friday or are in progress, that they be canceled

22   and/or TuSimple attempt to have the money returned.

23        Other shareholders with significant holdings are likely to object to any

24   derivative settlement in its current form. Movant Dr. Xiaodi Hou has an interest in the

25   successful completion of the derivative settlement because he is a named defendant.

26   He also has an interest in making sure that shareholders, like himself, are not

27   victimized.

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MEMO IN SUPPORT OF TEMPORARY RESTRAINING ORDER        Case No. 3:23-cv-02333-BEN-MSB

1    This new money movement to China seems to be part of a newly revealed

2    scheme to send all of the company's remaining funds (about $450 million) to China in

3    the guise of transitioning the Company from autonomous trucking to computer

4    gaming and animation. Investing in a computer gaming business is like funding a

5    startup, for which the company has no experience, and appears to be infected by

6    conflicts of interest.

7    Further, this "transition" is based on the fraudulent public statement that the

8    artificial intelligence systems used for autonomous trucking can be "commercialized"

9    by using them in gaming/animation for AIGC ("Artificial Intelligence Generated

10    Content").  That is misdirection: all "AI" is not the same.  The kind of artificial

11    intelligence used for autonomous trucking makes recognitions and decisions for safe

12    driving.  In contrast, the AI used for AIGC invents new content.  That is the opposite

13    objective of a driving system, which one does not want an autonomous truck to be

14    inventing or hallucinating anything.  Dr. Hou is uniquely positioned to explain why

15    this is flim flam, as he explains in his accompanying declaration. (Hou Dec. at ¶¶ 17-

16    23.)  He also explains in his declaration how the Company misled this Court in June,

17    which contributed to the lifting of the injunction in the related securities case.  (Hou

18    Dec. at ¶ 56.)

19    The harm here is about more than just money.  The transaction (or series of

20    transactions) could harm the U.S. shareholders of TuSimple while violating 8 Del. C.

21    Section 271, which requires board and stockholder approval of any "sale, lease, or

22    exchange" of "all or substantially all" of the company's assets. That applies to a

23    controller transferring "all or substantially all" to businesses s/he owns or controls.

24    Doing so without a stockholder vote deprives the stockholders of one of their

25    fundamental rights: to vote.  Dr. Hou is bringing this issue to this Court first, because

26    it overlaps with the actions of the derivative settlement here.

27    A transition to computer gaming/animation would be a fundamental change to

28    the business and is being done in a way that deprives the stockholders of the right to

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1   approve or reject it.  In the end, shareholders should each get to decide: do they want

2   to use their shares of the existing cash reserves to enter into a brand new computer

3   gaming business in China?  Each investor should have the option to receive their share

4   of the existing cash to do what they wish -- whether to invest in a computer gaming

5   business, or something else.  A first step is preserving the status quo to preclude abuse

6   of these related-party transactions that could scuttle the resolution of this case.

7          PROCEDURAL CONTEXT

8          Movant recognizes that it is unusual for a defendant in a derivative settlement to

9   be seeking to reinstitute a restraining order, but we located no authority precluding

10  this motion. As an existing party, Movant has the right to make motions and pursue

11  discovery, including those affecting other defendants.  Further Dr. Hou is filing this

12  motion for the benefit of the settlement in the derivative action.  What the Chen

13  Syndicate, including the company, are doing by improperly sending assets to China

14  does not inure to the benefit of the derivative settlement.  Rather, it hurts the

15  settlement and its chances of being approved by this Court.

16         This motion is not asking this Court to provide relief for the alleged

17  wrongdoing itself concerning the pivot to computer gaming/animation without

18  shareholder approval and proper process.  That information is provided here for

19  context as to why the Court should reimpose a version of its prior TRO and why these

20  cash transfers threaten the derivative settlement here and reveal major loopholes in its

21  fundamental settlement consideration.  The substance of those issues is anticipated to

22  be addressed in Delaware, including what will be a 220 Demand by other stockholder

23  entities who are not before this Court and are controlled by Movant.

24  **II.    FACTS**

25      **A.    TuSimple Has Always Been About Autonomous Trucking**

26         TuSimple is a technology company whose purpose was to develop software and

27  hardware for self-driving long-haul trucks. (Hou Dec. at ¶ 17.)  TuSimple's pre-IPO

28  registration statement with the SEC introduced itself to the U.S. investing public as

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having "developed industry-leading autonomous technology *specifically designed for semi-trucks*, which has enabled [TuSimple] to build the world's first Autonomous Freight Network," and explained that it is "focused *specifically on the truck freight market*." <u>See</u> SEC Filing dated March 23, 2021 (accessible at

https://www.sec.gov/Archives/edgar/data/1823593/000119312521091150/d909743ds1.htm) (emphasis added). <u>Id.</u>

On April 16, 2021, the Company filed a prospectus with the SEC, in which the Company reiterated that its technology and focus are "*specifically*" applicable to autonomous semi-trucks. (Hou Dec. at ¶ 19.); <u>see</u> TuSimple's Prospectus dated April 16, 2021 (accessible at

https://www.sec.gov/Archives/edgar/data/1823593/000119312521119311/d909743d424b4.htm) (emphasis added).

The Company held its IPO in April 2021, raising more than $1 billion from U.S. investors based on TuSimple's representations that it is an autonomous trucking company with technology that is "specifically" applicable to that industry. (Hou Dec. at ¶ 20.) . Many investors invested in the Company precisely due to TuSimple's self-claimed mission in developing the technology for autonomous driving. (Hou Dec. at ¶ 21.)

In TuSimple's October 31, 2022, letter to stockholders, it claimed that its "industry-leading commercial vehicle AV patent portfolio" is "focused on *technology designed specifically for autonomous trucking*" and "include[s] protections for essential autonomous trucking technologies." (Hou Dec. at ¶ 22.) ; <u>see</u> TuSimple's Letter on October 31, 2022 (accessible at

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828022027421/tsp-20221031.htm) (emphasis added).

**B.    Mo Chen Seizes Control Of TuSimple; Installs a Conflicted Board**

In November 2022, Mo Chen falsely represented to Dr. Hou that he needed Dr. Hou to give him an irrevocable proxy for two years in order to "save" the Company.

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1   Dr. Hou did so, causing Mo Chen to become the controlling shareholder of TuSimple,

2   holding more than 58% of its voting power. (Hou Dec. at ¶ 24.) .

3          Shortly after seizing complete control of TuSimple, Chen became the Chairman

4   of the Board. His close friend Cheng Lu ("Lu") became the Company's CEO and

5   Director. He later appointed his friend and TuSimple's COO, Jianan Hao, to become

6   another TuSimple Director. (Hou Dec. at ¶ 25.)

7          On December 7, 2022, Chen appointed his one other friend, James Lu, onto the

8   Board as an independent director. Since joining the Board of TuSimple, James Lu (a

9   supposedly independent director) has boasted about his relationship with Mo Chen to

10  others, stating that he was appointed to the Board to "help Mo Chen out," indicating

11  that he was not independent. (Hou Dec. at ¶ 27.)

12         As to Chen's other friend Cheng Lu, on December 14, 2022, shortly after Mo

13  Chen seized complete control of the Company, Mo Chen, Cheng Lu, and James Lu (i)

14  changed the Compensation Committee Charter, (ii) appointed James Lu and Mo Chen

15  as TuSimple's Compensation Committee, and (iii) directly approved an employment

16  and severance agreement with Cheng Lu (the "Cheng Lu Windfall Agreement") that

17  provided Cheng Lu with a windfall of (among other things) a $15 million severance,

18  up to 6,850,000 stock units, a generous salary and bonus, and a $9,000 per month

19  housing stipend. Specifically, the $15 million cash and 6 million TuSimple shares

20  severance package of Cheng Lu even provides him with an indemnity for any excise

21  tax imposed pursuant to Section 4999 of the IRS. (Hou Dec. at ¶ 30.)  See SEC filing

22  dated December 13, 2022 (accessible at

23  https://www.sec.gov/ix?doc=/Archives/edgar/data/1823593/000119312522306410/d4

24  32307d8k.htm).

25         The Cheng Lu Windfall Agreement was the product of a conflicted process

26  through which Mo Chen sought to buy Cheng Lu's loyalty.  It was approved by a two-

27  member Compensation Committee that consisted of Mo Chen and James Lu, who had

28  only been appointed to the newly constructed Compensation Committee minutes

1  before the *fait accompli* Cheng Lu Windfall Agreement was entered.  And it came at a

2  time when TuSimple was experiencing substantial cash burn that purportedly

3  prompted the Company to lay off 25% of its total workforce. (Hou Dec. at ¶ 31.) See

4  Techcrunch Article (accessible at https://techcrunch.com/2022/12/21/self-driving-

5  truck-company-tusimple-to-lay-off-25-of-workforce/).  Mo Chen appears to have

6  succeeded in purchasing Cheng Lu's loyalty. On multiple occasions, Cheng Lu has

7  made misrepresentations about the Company's business plans to the public and to this

8  Court (as detailed below), helping Mo Chen to hide Mo Chen's plan to transfer

9  Company assets to Mo Chen's personally controlled companies through a web of

10  interrelated entities in China (as detailed below).  (Hou Dec. at ¶ 32.)

11         To date, Chen's  friends make up **<u>four</u>** of six seats on TuSimple's Board. There

12  was no independent search process, interview process, or vetting process for any of

13  the four Board Members. (Hou Dec. at ¶ 34.)

14              **C.    Chen's Secretive, Self-Interested Transactions Since December 2023**

15                   1.    <u>Overview</u>

16         To summarize the key points in this section, including based on admissions by

17  Chen during a press conference in China on September 18, 2024 (Exhibit 3 has the

18  certified translation). Around July 31, 2024, a group of concerned shareholders

19  presented a letter to the Board regarding the suspected self-dealings by Mo Chen (the

20  "Concerned Stockholders Letter", attached as Exhibit 2).  Their allegations included

21  that Chen (i) created at least four companies and tasked these companies to produce

22  video games and animation to fulfill his personal interest in gaming, (ii) utilized

23  TuSimple resources, TuSimple office addresses, and TuSimple employees when

24  creating his personal companies, and (iii) was engaging in conflicted transactions.

25         Chen and the Company (which he controlled) then went into what appears to be

26  coverup mode.  The board issued a press release on August 14, 2024, about two weeks

27  after the shareholder letter, approving this pivot to gaming/animation.  That press

28  release was the first limited public disclosure that this autonomous trucking company

was turning to computer gaming and animation.  Then, the Company held an invitation-only press conference in China on September 18, 2024, to try to explain away and rebut the concerns raised by the shareholders in the July letter, but which actually revealed new concerning information, including admissions by Chen.

Chen and other insiders claimed that they were simply "commercializing" the existing AI technology, which sounds okay -- until an expert like Movant explains that all "AI" systems are not the same, and that kind of AI used for autonomous trucking is fundamentally different than AI used for gaming and animation.  This false statement also provides further reason to question the board's alleged approval of this pivot:  Did the board not know that TuSimple's AI does not apply gaming/animation, and thus were either deceived as well or rubber-stamped Mo Chen's self-interested plan?  Or did they know and are part of the scheme.  Additionally, the Company purged itself of its key AI staff – the professionals who would be needed to further develop TuSimple's AI, which also contradicts the premise that TuSimple is commercializing its AI or remaining in the autonomous trucking/driving business in any meaningful respect.

In any event, none of this information or the planned shift to computer gaming had been previously disclosed because Chen and the Company wrongfully stopped making public SEC filings based on (i) trying to delist themselves in February 2024, then (ii) reversing their delisting but not resuming filing, and then (iii) recently filing a new document that reversed their reversal and claimed again they were delisted  as of February.

2.      Chen's Related Entities in Gaming

Chen currently has at least four companies and tasked these companies to produce video games and animation, which has been a personal interest of his.  (Hou Dec. at  ¶ 35.) Chen's personally controlled companies (together referred to as "Chen Companies") are:

- Beijing BearBear Nation Cultural Media Co., Ltd.;

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- Guangzhou BearBear Nation's Xia Dao Interactive Entertainment Co., Ltd.;

- Beijing Shui Mo Xia Dao Cultural Communication Co., Ltd.;

- Shanghai Xia Dao Cultural Communication Co., Ltd.

(Hou Dec. at ¶ 36.)

        3.    <u>Chen Begins to Purge TuSimple's AI Staff and Stops Its Filing of SEC Disclosures, Including Attempting to Delist</u>

In December 2023, Chen and Lu held TuSimple's annual shareholder meeting, during which both Chen and Lu made no reference to the shareholders regarding any plan to delist TuSimple from NASDAQ and to de-register it with the Securities and Exchange Commission. (Hou Dec. at ¶ 37.)

Shortly after the shareholder meeting, Chen and Lu immediately laid off most of the remaining TuSimple employees who were working on developing autonomous driving within TuSimple. (Hou Dec. at ¶ 38.) By the second quarter of 2024, only 200 employees remained in TuSimple, who held functional roles such as IT, accounting, finance, etc. Almost all technology employees, including key technology employees who worked on autonomous driving, left, including the following Department Heads:

- Naiyan Wang (Chief Technology Officer)

- Zhichao LI (Head of Perception)

- Zehao HUANG (Head of Tracking)

- Qiyuan LIU (Head of Vehicle Control)

- Chi JIN (Head of Planning)

- Jiarui ZHANG (Head of Algorithm Infrastructure)

- Henan ZHOU (Head of Calibration)

- Mutong XIE (Head of Software Integration)

- Qingyu SUI (Head of Onboard Infrastructure)

- Siquan CHEN (Head of Vehicle Control Interface)

1          • Jiangming JIN (Head of High-Performance Computing)

2     (Hou Dec. at ¶ 38.)

3          On January 17, 2024, TuSimple suddenly filed an SEC Form 8-K announcing

4     that it was delisting from the Nasdaq (the "Delisting"), where TuSimple's stock had

5     been trading since the Company's IPO, in a process known as "going dark." (Hou

6     Dec. at ¶ 39); see SEC Filing dated January 17, 2024 (accessible at

7     https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000119312524008909

8     /d673687d8k.htm).

9          In the Delisting notice filing, the Company also revealed that it had entered into

10    a Cooperation Agreement with Mo Chen in connection with "going dark" (the "Mo

11    Chen Cooperation Agreement"). (Hou Dec. at ¶ 40.) The Mo Chen Cooperation

12    Agreement portends contemplation of an "extraordinary transaction involving the

13    Company or any of its subsidiaries or any of their respective securities." However, no

14    details of any "extraordinary transaction" that prompted entry into the Mo Chen

15    Cooperation Agreement were provided. (Hou Dec. at ¶ 40.)

16         Less than a month later, on February 8, 2024, TuSimple filed an SEC Form 15-

17    D purporting to deregister and terminate TuSimple's obligation to file further reports

18    with the SEC (the "February De-Registration"). (Hou Dec. at ¶ 41.) **The Company**

19    **has not filed any financial reports or other business disclosures with the SEC since**

20    **then, except pertaining to its purported deregistration**. (Hou Dec. at ¶ 41)

21         The filing of Form 15D was improper because, among other reasons, the

22    Company had more than 300 shareholders of record. Based upon information and

23    belief, the SEC contacted TuSimple, notifying the Company that it had unlawfully

24    deregistered itself. Therefore, on April 26, 2024, Chen and Lu filed a second Form

25    15D to withdraw its initial request to go dark. (Hou Dec. at ¶ 42.)

26         Pursuant to 17 CFR § 240.12g-4(b), once a Form 15D is withdrawn, an issuer

27    must, within 60 days of the withdrawal, file all the reports due under the securities

28    laws. Chen and Lu failed to file the quarterly report on Form 10-Q for the quarter

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1  ended March 31, 2024, which would have been due to be filed by May 15, 2024.

2  TuSimple's quarterly report for the second quarter ending June 30, 2024, would have

3  been due by August 15, 2024. TuSimple filed none of these. (Hou Dec. at ¶ 43.)

4      On August 30, 2024, TuSimple filed yet another SEC Form 15-D, which

5  purported to withdraw the withdrawal it had previously filed and to retroactively make

6  the February De-Registration effective (the "August De-Registration," and with the

7  February De-Registration, the "De-Registrations"). (Hou Dec. at ¶ 44.) The SEC's

8  investigation of the Company's De-Registrations is ongoing. (Hou Dec. at ¶ 44.)

9      The deliberate subversion of reporting and disclosure obligations also appears

10  to be designed to obfuscate Mo Chen's scheme to use the remaining cash to transition

11  to the purported new AIGC direction of the Company in conflicted, related

12  transactions with Mo Chen entities. (Hou Dec. at ¶ 45.)

13      In addition to Mo Chen's ties to "Deep Blue Brothers, an online gaming

14  platform" that Mo Chen founded,[2] he is also working to produce an animated movie

15  called the "The Smiling, Proud Wanderer" (a movie based on a fantasy martial arts

16  novel), through Chinese Entity Beijing Shui Mo Xia Dao Cultural Communication

17  Co., Ltd.[3] (Hou Dec. at ¶ 45.)  *By funneling assets to the Chinese Entities, TuSimple*

18  *appears to be spending resources on specific filmmaking projects in which Mo*

19  *Chen is personally interested—which is both improper abuse of his corporate power*

20  *and is also an apparent violation of the terms of the Mo Chen Cooperation*

21  *Agreement, or at least what it would seem to a reasonable person to be intended to*

22  *cover.* (Hou Dec. at ¶ 45.)

23      Incidentally, the intellectual property license for the movie "The Smiling, Proud

24  Wanderer" does not appear to have ever been presented to the Board. (Hou Dec. at ¶

25  46.) Thus, even in a fictional universe where Chen and his cronies believe that the

26  Company is shifting to gaming/animation, they still act improperly and for Chen's

27

28
      [2] See https://ir.tusimple.com/governance/board-of-directors/default.aspx
      [3] See Exhibit 2 Concerned Stockholders Letter, at 10.

1    self-interest. Mo Chen deflected at the press conference by making an ambiguous

2    statement that TuSimple's supposedly "independent committee is evaluating this

3    matter", but it was unclear what he was referring to about "this matter". (Hou Dec. at

4    ¶ 46.) No further details were provided, no formal disclosures have been made, and it

5    remains to be seen whether the Board is even capable of forming an "independent

6    committee" on this matter. (Hou Dec. at  ¶ 46.)

7          The Delisting and the De-Registrations appear to be part of a scheme hatched

8    by Mo Chen and his syndicate of bad actors to pull the covers over the eyes of the

9    public (including regulators and the Company's outside minority stockholders) while

10   the Company is being emptied out by them. (Hou Dec. at  ¶ 47.)

11         TuSimple's shareholders never approved any plan to delist and deregister the

12   Company, or to completely change the direction of the Company to developing AI

13   generated contents such as video games and animation. (Hou Dec. at  ¶ 48.)

14         Starting in April 2024, Chen and Lu started to use TuSimple resources to hire

15   people in China for positions relating to the production of AI video games and

16   animation, including positions such as video editors, streamers, game publishers,

17   screenwriters, and other experts for developing video games and animation. (Hou Dec.

18   at  ¶ 49.) At this time, the Board also did not approve Chen and Lu to start spending

19   resources on reorganizing TuSimple into an AI video game/animation company. (Hou

20   Dec. at  ¶ 50.)

21         Around the same time, Chen's friend and TuSimple's Director Jianan Hao,

22   together with Cheng Lu's permission, created at least two new companies, with almost

23   identical names as the Chen Companies. These entities are:

24         • Beijing BearBear Factory Culture Co., Ltd.; and

25         • Guangzhou BearBear Animation Culture Co., Ltd.

26   (Hou Dec. at  ¶ 51.)

27         Instead of focusing on the ***supposed research and development of autonomous***

28   ***driving technology***, ***Hao and Lu repurposed these entities into producing AI video***

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1   ***games and animations, the exact same purpose as the Chen Companie*s.** (Hou Dec.

2   at ¶ 52.)

3       Based upon the information received by the Board, Chen, Lu, and Hao did not

4   present any alternatives opportunities for the Board to consider. The only opportunity

5   presented was the business of producing AI video games and animation, which the

6   Chen Companies engaged in and needed funding for. (Hou Dec. at ¶ 53.)

7       On multiple occasions, requests were sent to TuSimple pursuant to Delaware

8   General Corporate Law 220 for the Company to produce documents relating to the

9   contracts (if any) between the Chen Companies and TuSimple relating to AI video

10  games and animation. (Hou Dec. at ¶ 54.) The Company, to date, has refused to

11  produce such records. The Company also did not deny that such arrangements and

12  contracts exist. (Hou Dec. at ¶ 54.) It appears that Chen and Lu are engaging in self-

13  interested transactions to surreptitiously move TuSimple's assets from the U.S. to

14  China, via pretextual business collaborations between the Chen Companies and

15  TuSimple. (Hou Dec. at ¶ 55.)

16      In March 2024, TuSimple told its tech employees in China that the long-term

17  prospects of autonomous trucking were bleak, and a mass exodus of engineers ensued.

18  (Hou Dec. at ¶ 90.) TuSimple China closed its Shanghai testing facility, fired all of

19  its testing drivers, and the majority of employees focused on autonomous technology

20  have departed. (Hou Dec. at ¶ 90.) The total number of TuSimple China employees

21  has fallen from 700 to less than 200; a number which continues to diminish. TuSimple

22  China no longer has any autonomous trucking development or testing capabilities.

23  (Hou Dec. at ¶ 90.)

24      **D.   Cheng Lu's Misrepresentation to This Court in June 2024**

25      In the midst of all these maneuvers, on June 7, 2024, Cheng Lu submitted a

26  declaration to persuade this Court in a parallel case in the Southern District of

27  California (3:22-cv-01300-BEN-MSB) to remove the injunction issued in that case.

28

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1    (Hou Dec. at ¶ 56.) Attached as <u>Exhibit</u> 1 is a true and correct copy of a redacted

2    version of Cheng Lu's Declaration dated June 7, 2024 ("Cheng Lu Declaration").

3         As part of his declaration, Cheng Lu represented to the Court that the Company

4    needed money transferred to China because the Company's then-current plan was to

5    "commerciali[ze] its technology . . . and re-focus its business on its APAC

6    operations," Cheng Lu Declaration ¶ 50, that "APAC offered greater prospects for

7    commercialization" of autonomous trucks, <u>id.</u> ¶ 41, and that "TuSimple China will be

8    the principal operating asset of TuSimple . . . from the commercialization of

9    TuSimple's autonomous driving technology." <u>Id.</u> ¶ 6.

10         Cheng Lu did not disclose to the Court that he had already (i) instructed his

11    staff to lay off most of the technology employees working on the autonomous driving

12    technology (in both U.S. and China), (ii) secretively started shifting TuSimple's

13    business to AI video gaming/animation in China to collaborate with the Chen

14    Companies, and (iii) needed cash for those purposes. (Hou Dec. at ¶ 58.) Most

15    importantly, ***Cheng Lu did not inform the Court that TuSimple was no longer***

16    ***engaged in the research and development of autonomous driving***. (Hou Dec. at ¶

17    58.)

18         After Cheng Lu filed his declaration containing the false and misleading

19    representations, the plaintiff in that case withdrew the Motion for Temporary

20    Restraining Order. (Hou Dec. at ¶ 59.)

### E.    Autonomous Driving Cannot Be Used for Producing Video Games and Animations (AIGC)

22         TuSimple's driving technology cannot be used for AI generated video games

23    and animations. (Hou Dec. at ¶¶ 60-65.) There are three important reasons.

24         <u>Different Underlying Model</u>: To start, AI generated video gaming or animation,

25    also referred to as AIGC ("Artificial Intelligence Generated Content"), involves

26    creating fictional images and fictional content using creativity. This is known as

27    "Generative Model." Generative models create information from abstract instructions.

On the other hand, TuSimple's AI-autonomous driving technology is not about creating fictional content, but about using empirical driving data relating to the actual, non-fictional environment to make safe driving decisions employing something called a "Descriptive Model." "Descriptive Models," which seek information reduction (i.e., distilling and using the most relevant inputs for safe driving), are designed for the exactly opposite goal of "Generative Models." *Mixing the models would lead to life-threatening consequences such as death or serious bodily injury. This difference makes common sense: one would not want autonomous driving AI to be creatively making things up while on the road*. On the other hand, TuSimple cannot suddenly transfer its AI technology to be used toward AIGC. (Hou Dec. at ¶ 63.)

Different Data: TuSimple's AI-technology is based upon actual data, such as perception, localization, planning, control, mapping, vehicle engineering, sensor engineering, and millions of miles of driving experience data and its associated library of "edge cases." AIGC, on the other hand, uses data sets based upon prior animation and other prior creative arts content to generate fictional content and characters relating to video games and animation. *The data used by TuSimple is not transferrable to AIGC, and vice versa.* (Hou Dec. at ¶ 64.)

Different Talent Pool: In addition to the incompatibility of past knowledge and experience, TuSimple did not even have the talent pool for AI, even if it decides to learn this new form of AIGC from scratch. Generative models and AIGC are all built on neural networks. Historically, all engineers working on AI and neural networks belong to the "algorithm" department. After several rounds of layoffs, *the "algorithm" team in TuSimple has been completely eliminated, and nearly 100% of the AI engineers have left TuSimple before June 2024*. (Hou Dec. at ¶ 65.)

F.    **Shareholders Express Concerns to the Board About Chen's Self-Interested Transactions**

On July 31, 2024, a group of concerned shareholders presented a letter to the Board regarding the suspected self-dealings by Mo Chen (the "Concerned

- 15 -

1   Stockholders Letter"). Attached as Exhibit 2 is a true and correct copy of the letters

2   TuSimple had received from the shareholders. (Hou Dec. at ¶ 66.)

3          The Concerned Stockholders Letter describes the purported business of the

4   Chen Companies and articulates concerns shared by the stockholders, about the

5   devious intent of the Company fiduciaries who own the various entities to which the

6   funds were being transferred. (Hou Dec. at ¶ 67.)

7          According to the Concerned Stockholders Letter, these Chinese Entities were

8   established with the apparent business purpose of producing video games and

9   animation, an area far from TuSimple's main focus—developing autonomous driving

10  technology. (Hou Dec. at ¶ 68.)

11         The letter further stated that the creation of the two "BearBear" companies is

12  not a result of a legitimate business decision to explore new opportunities. Rather, it is

13  an attempt to use TuSimple's company resources for the personal benefit of Mo Chen,

14  who is believed to be operating and controlling, directly and indirectly, multiple

15  Chinese companies that focus on producing video games and animation. (Hou Dec. at

16  ¶ 69.)

17         As the Concerned Stockholders Letter notes, "[i]n every public filing by

18  TuSimple (up to the date of this letter), Cheng Lu has made no announcement that

19  TuSimple is changing its business direction to video game and animation

20  production."[4] (Hou Dec. at ¶ 70.) It was not until August 14, 2024, that the Company

21  issued a press release presenting itself as "a global artificial intelligence technology

22  company" and announcing that it has entered into "a partnership with Shanghai Three

23  Body Animation Co., to develop an animated feature film and video game based on

24  the internationally acclaimed science fiction novel series, 'The Three-Body Problem,'

25  by Liu Cixin."[5] (Hou Dec. at ¶ 71.)

26

27      [4] Concerned Stockholders Letter, at 7.
        [5] https://ir.tusimple.com/press-releases/news-details/2024/TuSimple-Expands-into-
28  Generative-AI-for-Animation-and-Video-Games-with-The-Three-Body-Problem-
    Partnership/default.aspx

- 16 -

**G.    Chen and Lu Cause the Board to Immediately Ratify the Questioned Transactions**

Within two weeks after receiving the shareholders' letter, Chen, Cheng Lu, Hao, and James Lu, in their capacity as Board Directors, all voted to ratify the actions by Chen and Cheng Lu with respect to the questioned transactions. (Hou Dec. at ¶ 72.)

Specifically, in its Press Release dated August 14, 2024, the Company mentioned that its Board of Directors "unanimously approved" the Company's "newly created business segment." (Hou Dec. at ¶ 73.); see TuSimple Press Release (August 14, 2024) (accessible at https://ir.tusimple.com/press-releases/news-details/2024/TuSimple-Expands-into-Generative-AI-for-Animation-and-Video-Games-with-The-Three-Body-Problem-Partnership/default.aspx).

Further, the Company falsely claims that "the Company's existing proprietary infrastructure for data structuring, data processing, and continuous development provides a strong foundation to rapidly scale its product offerings in this new application [in video gaming and animation]." *As discussed above, TuSimple's AI-technology are not inter-transferrable with AI-generated video games and animation. This statement is false.* (Hou Dec. at ¶ 74.)

Had the Board investigated the concern raised by the shareholders, a truly independent board properly carrying out its fiduciary duties of loyalty and due care would not have ratified the questionable transactions by Chen and Cheng Lu. (Hou Dec. at ¶ 75.)

For most of the Company's outside minority stockholders, and for the public at large, that announcement came out of nowhere. (Hou Dec. at ¶ 76.) At all times before then, including in the Company's most recent prior press release (from May 29, 2024), TuSimple was "a global autonomous driving technology company" that developed technologies specifically for autonomous trucking.  It had never previously been an "artificial intelligence technology company" that produced animated films

- 17 -

and video games. (Hou Dec. at ¶ 76.) The Company's purported deregistration is convenient, as now the Company presumably believes it does not need to publicly disclose material transactions with insiders. (Hou Dec. at ¶ 76.)

**H.    TuSimple's Press Conference on September 18, 2024, Just Days After The Prior Restraining Order Expired**

On September 18, 2024, Chen and Lu held a press conference to discuss the Company's change in direction to AIGC. (Hou Dec. at ¶ 77.) This is the first time (other than the Board's ratification), that Chen and Lu had publicly discussed their motive behind the shift to AIGC. (Hou Dec. at ¶ 77.)  See Exhibit 3, certified transcription of the press statements by Chen and Lu on September 18, 2024, which became available on November 3, 2024 (see last page).

During the press conference, Mo Chen and Chen Lu deliberately blurred the lines between which entities hold the Company's cash on their balance sheets. (Hou Dec. at ¶ 78.) Their conflations are particularly troubling given their shocking admissions during the press conference that they (among others), and not TuSimple China, are the personal owners of the Chinese AIGC companies—*i.e.*, the Chinese Entities—to which the Company's funds are being diverted. (Hou Dec. at ¶ 78.)

In other words, TuSimple's cash is not going to "subsidiaries that constitute" TuSimple China; it is going to Chinese entities involved in AIGC industries, not autonomous trucking, and that are personally owned by Mo Chen. (Hou Dec. at ¶ 79.)

> MO CHEN: "The first point—I don't know if you have seen this [Concerned Stockholders Letter] attacking Hao, Jianan and Li, Haiquan. Li, Haiquan is our VP. They set up a company named Beijing BearBear Factory Culture Co., Ltd. This company is the main entity for our animation and gaming projects. …[O]n paper, this company appears to be owned by Hao, Jianan and Li, Haiquan. … The company Shui Mo Xia Dao is my personal company, and it reflects

1   my personal interest in anime and games. . . Yes, the

2   registration and contact details of these companies overlap.

3   … Yes, Shui Mo Xia Dao used TuSimple's address, but it

4   was only the address. Some colleagues may have helped me

5   register the company.

6   Exhibit 3 at 3-4.

7       Since seizing control, it appears that Mo Chen and Cheng Lu were able to

8   transfer upwards of $12 million per month of TuSimple's cash to the various Chinese

9   entities by funneling it through TuSimple China, under the disguise of the "normal

10  course of business." (Hou Dec. at ¶ 80.) It is believed that the Company's cash assets

11  quickly depleted from $750 million to approximately $450 million until at least

12  recently, based on the information Cheng Lu disclosed to TechCrunch for an article it

13  published on September 13, 2024 about the shareholder letter, concerns and confusion

14  about the sudden announced shift to AIGC (accessible at

15  https://techcrunch.com/2024/09/13/a-fight-is-brewing-as-tusimple-tries-to-move-

16  450m-to-china-and-pivot-from-self-driving-trucks-to-ai-animation/). (Hou Dec. at ¶

17  80.)

18      In comparison, the monthly salary cost of a typical tech company with 200

19  employees should be around $1 million USD. (Hou Dec. at ¶ 81.)

20      It is also worth noting that prior to the press release, Chen and Lu only invited

21  their hand-picked media reporters with just a few days of notice. The gathering was

22  not open to the public. (Hou Dec. at ¶ 82.) Further, the press release was held at a

23  conference building that restricted public access. TuSimple's shareholders could not

24  attend the press release even if they wanted to.

25      **I.    Lack of Action by Derivative Plaintiffs**

26      Dr. Hou's counsel, in this case at Quinn Emmanuel, notified Plaintiffs' counsel

27  regarding the concerns relating to self-interested transactions by Mo Chen and Cheng

28  Lu. However, Plaintiff's counsel decided not to investigate further into these actions.

1    A different investor told Dr. Hou that they also asked Plaintiffs' counsel to investigate

2    these issues, and Plaintiffs' counsel also said that they were not intending to do so.

3    (Hou Dec. at ¶ 83.)

4         On September 15, 2024, the previously instituted TRO expired. Plaintiffs'

5    counsel did not object and did not seek any additional TROs, despite the alarming

6    actions by Chen and Lu. (Hou Dec. at ¶ 84.)

7         **J.    Current Makeup of TuSimple's Board**

8         Currently, four of the six-director Board (comprised of Lu, Chen, James Lu,

9    and Hao): (i) lack independence from someone who received a material personal

10   benefit from the alleged misconduct that Dr. Hou describes in his declaration or who

11   would face a substantial likelihood of liability for these issues, and/or (ii) received a

12   material personal benefit from the alleged misconduct that Dr. Hou describes in his

13   declaration. (Hou Dec. at ¶ 85.)

14        As detailed above, Chen is a dual director who controls both the Company and

15   many other entities of his own in China focusing on video games and animation. Chen

16   personally stands to benefit from the misappropriating the Company's assets because

17   he controls and is the beneficial owner of the Chinese entities into which the

18   Company's money is being funneled. (Hou Dec. at ¶ 86.)

19        As detailed above, Lu lacks independence from someone who received a

20   material personal benefit, Chen. Chen is the controlling stockholder of TuSimple and

21   Lu is an inside director, being both CEO and President of TuSimple. Upon

22   information and belief, Lu derives his principal income from his employment at

23   TuSimple and therefore is not impartial as to Chen's interests. (Hou Dec. at ¶ 87.)

24   Specifically, the $15 million cash and 6 million TuSimple shares severance package

25   of Cheng Lu even provides him with an indemnity for any excise tax imposed

26   pursuant to Section 4999 of the IRS. This package was approved by Mo Chen and his

27   friend James Lu, and the distribution of the severance fund depends critically on Mo

28   Chen's opinion. (Hou Dec. at ¶ 87.)

The remaining directors cannot independently evaluate a demand because they are not independent of Chen. This is evident from their inaction to date while TuSimple's cash is being sent overseas to fund businesses operated by Chen. This is also evidenced by the rubber-stamp ratification of TuSimple's change in business just days after receiving a shareholder letter raising serious concerns about highly suspicious self-dealings by Chen and misappropriation of Company funds, which the letter characterized as "fraudulent activities." (Hou Dec. at ¶ 88.)

## K.    Imminent and Irreparable Harm

Over the past year, it has become increasingly evident that Chen and Lu's public statements are lies. TuSimple is shuttering its autonomous trucking not only in the U.S., but **everywhere**, including China. (Hou Dec. at ¶ 89.)

In March 2024, TuSimple told its tech employees in China that the long-term prospects of autonomous trucking were bleak, and a mass exodus of engineers ensued. TuSimple China closed its Shanghai testing facility, fired all of its testing drivers, and the majority of employees focused on autonomous technology have departed. The total number of TuSimple China employees has fallen from 700 to less than 200, last movant knew. TuSimple China no longer has any autonomous trucking development or testing capabilities. (Hou Dec. at ¶ 90.)

Despite outwardly maintaining that TuSimple is an autonomous trucking business, it has become apparent in recent months that the Company is purporting to transform into an AIGC business (the "Business Transformation"). (Hou Dec. at ¶ 91.) The Business Transformation was concealed from the public, and from all but a select few unknown stockholders for months, while Mo Chen and other Company fiduciaries organized the framework to effectuate the transfer of Company assets to China and to the Chen Companies. (Hou Dec. at ¶ 91.)

Chen and Lu were able to accomplish this through their misrepresentation to this Court and to the U.S. shareholders of TuSimple. (Hou Dec. at ¶ 93.)

1   Dr. Hou had repeatedly requested TuSimple to provide documents, including its

2   financial balance sheet, the recording indicating the transfer of Company funds, and

3   the financial arrangements between TuSimple, the Chen Companies, and a number of

4   those related companies (as admitted by Mo Chen during the 9/18 press conference).

5   The Company has refused to provide such documents and also makes no statements

6   that such arrangements do not exist. (Hou Dec. at ¶ 94.)

7   A Temporary Restraining Order is much needed at this juncture to prevent

8   Chen and Lu from completely depleting TuSimple's assets, financial or trade secrets-

9   wise, for their own benefits. (Hou Dec. at ¶ 97.)

10   **III.   A TRO SHOULD BE ISSUED TO ENJOIN CHEN, LU AND THE**

11   **COMPANY FROM FURTHER TRANSFERING COMPANY ASSETS TO THE CHEN COMPANIES.**

12   Pursuant to the Federal Rules of Civil Procedure 65, the Movant respectfully

13   asks this Court to grant the TRO because the Movant, the shareholders in general, and

14   the Company will suffer great and irreparable harm from the Chen Syndicate's further

15   transferring of Company assets to Chen's Companies in China. Fed. R. Civ. P. 65(b),

16   (d).

17   To warrant the issuance of a temporary restraining order, the moving party must

18   establish: (1) it is likely to succeed on the merits of its underlying claims; (2) it is

19   likely to suffer irreparable harm unless the requested relief is granted, i.e., for the time

20   period between granting the relief and the hearing on the preliminary injunction; (3)

21   the balance of the equities between the parties tips in its favor; and (4) and an

22   injunction is in the public interest. See Am. Trucking Ass'ns, Inc. v. City of L.A., 559

23   F.3d 1046, 1052 (9th Cir. 2009) (citing Winter, 555 U.S. at 20).

24   "The Ninth Circuit applies a 'sliding scale' approach to temporary restraining

25   orders and preliminary injunctions." RPB SA v. Hyla, Inc., No.

26   LACV2004105JAKSKX, 2020 WL 3213737, at *4 (C.D. Cal. June 2, 2020). Thus,

27   "the elements of the preliminary injunction test are balanced, so that a stronger

28   showing of one element may offset a weaker showing of another." Pimental v.

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1   Dreyfus, 670 F.3d 1096, 1105 (9th Cir. 2012) (quoting All. for the Wild Rockies v.

2   Cottrell, 632 F.3d 1127, 1131 (9th Cir. 2011)). Where the moving party establishes

3   "serious questions going to the merits," and demonstrates "a balance of the hardships

4   that tips sharply towards [it]," a preliminary injunction is warranted "so long as the

5   [moving party] also shows that there is a likelihood of irreparable injury and that the

6   injunction is in the public interest." Cottrell, 632 F.3d at 1135."

7           "Cottrell determined that the 'serious questions' test, which requires a lesser

8   showing of success on the merits than the 'likelihood of success' formulation required

9   by Winter, survives Winter if two conditions are met. First, the balancing of the

10  equities must tip 'sharply' in favor of plaintiff. Second, the other two Winter factors --

11  irreparable harm and the public interest -- must be met. See Farris v. Seabrook, 677

12  F.3d 858, 864-65 (9th Cir. 2012) (clarifying Cottrell test)." RPB SA v. Hyla, Inc., No.

13  LACV2004105JAKSKX, 2020 WL 3213737, at *4 (C.D. Cal. June 2, 2020)

14          "It is well established that trial courts can consider otherwise inadmissible

15  evidence in deciding whether to issue a preliminary injunction," including hearsay,

16  but such evidentiary issues "properly go to weight rather than inadmissibility." Am.

17  Hotel & Lodging Ass'n v. City of L.A., 119 F. Supp. 3d 1177, 1184 (C.D. Cal. 2015)

18  (citing, inter alia, Flynt Distrib. Co. v. Harvey, 734 F.2d 1389, 1394 (9th Cir. 1984)),

19  aff'd, 834 F.3d 958 (9th Cir. 2016)." RPB SA v. Hyla, Inc., No.

20  LACV2004105JAKSKX, 2020 WL 3213737, at *4 (C.D. Cal. June 2, 2020)

21          **A.    Newly Developed Facts Would Support  a Finding of Success on the Merits**

22      Because Movant is not filing a complaint, success on the merits has a different

23  meaning here than prevailing on a cause of action.  Here, success on the merits on this

24  motion would include a favorable finding on any of the following issues, each of

25  which could justify the relief sought:  (1) the derivative settlement and its

26  consideration is jeopardized without injunctive relief; (2) the recently disclosed facts

27  identified above suggests that the company misled the Court about its cash needs and

28

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1  business in connection with opposing the June restraining order, and thus the Court

2  should reinstitute it to preserve the status quo and allow cash to be used only for

3  regular needed expenses in the ordinary course, and (3) the above discussed actual and

4  contemplated transactions are related party transactions without proper board and

5  shareholder approval (movant notes that he has not filed a complaint in this case about

6  those issues, but they are relevant in this context for the reasons discussed above, and

7  would welcome direction by this Court if it wishes to address those claims

8  substantively in this venue through an amendment to the existing derivative complaint

9  or a separate complaint).

10       The first two points have been addressed  preliminarily above.  As to point 3,

11  we provide a brief discussion of applicable case law.

12       TuSimple's directors owe a fiduciary duty to the corporation, which means that

13  the corporate director must possess an "undivided and unselfish loyalty to the

14  corporation demands," to the extent that there is "no conflict between duty and self-

15  interest." Guth v. Loft, Inc., 23 Del.Ch. 255, 5 A.2d 503, 510 (Del.1939). When there

16  is a conflicted board, the entire fairness standard should be applied, and Chen

17  Syndicate bears the heavy burden of showing that the transactions at issue were

18  conducted in a fair procedure and at a fair price. Kahn v. Lynch Commc'n Sys., Inc.,

19  638 A.2d 1110 (Del. 1994). In a scenario such as this one, all transactions in which

20  the controlling shareholder receives a non-proportional profit will always invoke the

21  entire fairness standard. In re Match Grp., Inc. Derivative Litig., 315 A.3d 446, 451

22  (Del. 2024).

23       Here, a conflicted board exists. Therefore, a heightened standard, the entire

24  fairness standard is triggered. Chen, as a board member of the Company, failed to

25  exercise "undivided and unselfish loyalty" to the Company. On the contrary, the Chen

26  Syndicate has been transferring Company assets to Chen's  own personal entities and

27  using these Company assets to help develop video games and cartoons. Chen's

28  personal businesses have nothing to do with the Company's interest since the main

- 24 -

1   focus of the Company is developing the most technology in autonomous driving

2   industry. None of the technologies possessed by the Company are transferrable to

3   video games or cartoons. More importantly, these transactions were not ratified by the

4   Board at the time they occurred. They were retroactively ratified after the concerned

5   shareholders sent a demand letter to TuSimple's Board, which we now know that the

6   Chen Syndicate controls. No independent and well-functioning special committee was

7   formed and the disinterested shareholders were never even notified of them.

8        At least one of the existing so-called independent board member(s) are not

9   independent at all. The supposedly independent board member Lu was a long-time

10  friend with Chen, and he publicly admitted that his purpose in joining the board at

11  TuSimple was to "help Mo Chen out". (Hou Dec. at ¶ 28.) So, at best, there are two

12  independent board members to review this conflicted transaction, and the amended

13  Chen cooperation agreement requires there to be three independent board members –

14  putting aside the obvious failure of the independent board members in this situation, if

15  they actually approved the shift to AIGC, let alone a shift connected to Chen's

16  entities. Based on the facts alleged, it is likely that the Movant would succeed on one

17  of the bases for this motion.

18        As explained below, all four factors favor the granting of the TRO. Thus, to

19  preemptively mitigate the risk of great and irreparable harm, it is imperative that Chen

20  Syndicate cease any transferring of any additional Company assets to China.

21        **B.    Great and Irreparable Harm Would Occur from the Chen
              Syndicate's Transfer of Company Assets to China**

22  Two separate lines of case law support irreparable harm in this situation.

23  First, irreparable injury exists when assets subject to fiduciary duties to

24  investors are transferred beyond the reach of the court by the supposed fiduciaries.

25  For example, in USACO Coal Co. v. Carbomin Energy, Inc., 689 F.2d 94, 98 (6th Cir.

26  1982), a case cited by the Ninth Circuit as an example of a court's power to grant a

27

28

- 25 -

1  preliminary injunction,[6] the Court of Appeal held that the district court did not abuse

2  its discretion in issuing an injunction freezing defendants' assets from being removed

3  from the United States in order to protect rights of the plaintiff corporations and their

4  shareholders to restitution of funds obtained by individual defendant in breach of his

5  fiduciary duty.[7]  See id. at 98.  ("It cannot be doubted that plaintiffs' rights to

6  restitution and an accounting would be irreparably harmed in the event Schierack was

7  successful in removing defendants' assets from the United States."); Id.  at 99.  ("An

8  'adequate remedy at law' is a remedy that is plain and complete and as practical and

9  efficient to the ends of justice as the remedy in equity by injunction.").  See also Su v.

10  Ascent Constr., Inc., No. 1:23-CV-0047-TS-DAO, 2023 WL 4315762, at *3 & n. 40

11  (D. Utah July 3, 2023), appeal dismissed, 104 F.4th 1240 (10th Cir. 2024) ("courts

12  have concluded irreparable harm exists where the monies may not be collectible in the

13  future.") (citing USACO Coal Co and other cases).

14       Second, Delaware courts have consistently recognized that irreparable harm can

15  occur when shareholders are denied their right to vote on significant corporate actions,

16  such as mergers or asset transfers, without proper disclosure or authorization. This

17  principle is relevant to the scenario where a company transfers substantially all of its

18  assets to a subsidiary in China without obtaining the required shareholder vote. E.g.,

19  In re MONY Grp. Inc. S'holder Litig., 852 A.2d 9, 32 (Del. Ch.), judgment entered

20

---

21     [6] F.T.C. v. Evans Prod. Co., 775 F.2d 1084, 1088 (9th Cir. 1985) ("The power to
grant a preliminary injunction, which freezes assets when circumstances require, is
22  among these inherent equitable powers" to "grant ancillary relief".") (citing cases
including USACO Coal Co. v. Carbomin Energy, Inc., 689 F.2d 94, 98–100 (6th
23  Cir.1982).

24     [7] USACO Coal Co. v. Carbomin Energy, Inc., 689 F.2d 94, 96-97 (6th Cir.
25  1982) ( "*Where the fiduciary uses funds obtained in breach of the fiduciary duty to
acquire property, the fiduciary holds that property as a constructive trustee* and has
26  a duty to account to the beneficiary. See, e.g., Burgess v. Williamson, 506 F.2d 870,
876 (5th Cir. 1975). Thus, *breach of the fiduciary duty entitles the principal to
27  recover in restitution any property obtained by the fiduciary as a result of the
28  breach*.")

1    sub nom. In re The Mony Grp. Inc. S'holder Litig. (Del. Ch. 2004) ("Delaware courts

2    'recognize the irreversible harm which would occur by permitting a stockholder vote

3    on a merger to proceed without all material information necessary to make an

4    informed decision.' Indeed, 'the irreversible nature of a stockholder vote on a merger

5    supports the argument that any possible harm caused by a tainted voting process

6    would be irreparable.'"); see also In re Netsmart Techs., Inc. S'holders Litig., 924

7    A.2d 171, 207–08 (Del. Ch.), judgment entered sub nom. In Re Netsmart

8    Technologies, Inc. Shareholders Litigation (Del. Ch. 2007) ("this court has typically

9    found a threat of irreparable injury to exist when it appears stockholders may make an

10   important voting decision on inadequate disclosures.") (citation omitted).[8]

11        The upcoming harm for Plaintiffs and the Movant is significant and irreparable.

12   Since the expiration of the TRO, Chen Syndicate has been actively transferring

13   Company assets back to China at an undisclosed amount (currently believed to be

14   about $12 million per month if not more, significantly beyond the normal course of

15   business). (Hou Dec. at ¶ 80.) At this rate, the Chen Syndicate would quickly deplete

16   the value of the Company. At this rate, the Company assets would be depleted very

17   soon. (Hou Dec. at ¶ 92.)

18        The transfer of Company assets undoubtedly caused great turbulence among the

19   Company's investors. Now, investors are reluctant to invest in the Company as they

20   cannot see where this Company is heading. The Chen Syndicate's transfer of

21   Company assets will harm the Company's investors if their action is not deterred

22   immediately.

23

24   [8] "By issuing an injunction requiring additional disclosure, the court gives
     stockholders the choice to think for themselves on full information, thereby
25   vindicating their rights as stockholders to make important voting and remedial
     decisions based on their own economic self-interest. By this approach, the court also
26   ensures that greater effect can be given to the resulting vote down the line, reducing
     future litigation costs and transactional and liability uncertainty." In re Netsmart
27   Techs., Inc. S'holders Litig., 924 A.2d at 207-08.
28

1    As a direct result of the monetary damages, the harm of Chen Syndicate's

2  action to the Company's capability to conduct technological research and testing is

3  beyond repair. In order to develop the most advanced autonomous driving system, the

4  Company has already spent hundreds of millions of dollars in technological research

5  and testing. The autonomous driving industry requires a deep pocket and huge amount

6  of time spent on researching. The Company's purpose is to create the best autonomous

7  driving system for trucks. Chen's transfer of Company assets completely thwarts the

8  Company's consistent efforts in this field and the Company no longer possesses

9  adequate funds to conduct necessary research and testing.

10    As such, the Court is likely to find that Plaintiffs and the Movant will suffer

11  imminent and irreparable harm should Chen Syndicate's conduct be allowed to

12  continue.

13    **C.    The Balance of Hardships Strongly Favors Injunctive Relief**

14    The TRO should not impose any hardship on Chen Syndicate because the TRO

15  is asking them to (i) preserve the status quo until the November 19 settlement

16  conference with the Magistrate Judge and subsequent evaluation by the Court about

17  how to proceed if no resolution is reached, and (ii) to do what they already should be

18  doing by law and/or to fix a loophole with the Amended Cooperation Agreement (if it

19  has not been actually breached).  In summary, Dr. Hou asks the Court for the

20  following:

21    1.    Reinstate a version of the prior TRO to preserve the status quo pending

22          the results of that settlement conference,

23    2.    Specifically order that none of the above additional transfers to China

24          occur, and that if any were made on Friday or are in progress, that they

25          be canceled and/or TuSimple attempt to have the money returned.

26    3.    Enjoin Chen Syndicate and those acting in concert or participation with

27          them from transferring any financial assets of TuSimple from the U.S. to

28

- 28 -

1    China beyond the normal course of business and beyond the purpose of

2    developing autonomous driving technology;

3    4.    Enjoin Chen Syndicate and those acting in concert or participation with

4    them from engaging in any self-interested transactions (directly or

5    indirectly) in relation to production of video gaming and animation.

6    5.    Enjoin Chen Syndicate and those acting in concert or participation with

7    them from transferring any TuSimple technology from U.S. to China

8    violation of the National Security Agreement between TuSimple,

9    Holdings, Inc. and the Committee on Foreign Investment in the United

10    States ("CFIUS").

11    6.    Transferring outside of the United States any proceeds obtained from the

12    sale, transfer, or disclosure of TuSimple's trade secrets (as covered by the

13    Court's Order on January 23, 2024 (ECF No. 36).

14    Movant also anticipates asking the Court to move up the deadlines for certain

15    discovery to be conducted on an expedited basis.

16    The relief requested here relates to putting a stop on the transfer of Company

17    assets to Chen's Companies. Second, the concern for imminent and irreparable harm

18    to the Movant significantly outweighs any hardship imposed on the Chen Syndicate.

19    The Court has already granted a TRO in this case (ECF No. 36). The harm to the

20    Movant (and the Plaintiffs generally) includes the loss or devaluation of the key

21    settlement consideration to resolve this derivative action, risking the resolution of this

22    action.  The harm also includes movant being deprived of his voting rights as to the

23    fundamental shifts of assets as discussed above, and also the irrecoverable monetary

24    loss for the Company and shareholders when money is sent to China for self-

25    interested transactions that will not be available to return to people who invested in

26    this U.S. company.  As such, the balance test of hardship strongly favors the Movant.

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**D.    Granting the Requested Injunctive Relief Would Advance the Public Interest.**

Granting the requested injunctive relief will support public interest.  There is a "strong public interest in assuring that corporate officers, directors, majority shareholders and others are faithful to their fiduciary obligations to minority shareholders." Meister v. Mensinger, 230 Cal. App. 4th 381, 395 (2014) (quoting Steinberg v. Amplica, Inc., 42 Cal. 3d 1198, 1210 (1986)).  Further, the public has an interest in companies honoring the intent and spirit of their cooperation agreements and purported corporate governance reforms, and not being worried that a company will run off with investor money to China without giving a chance for scrutiny/evaluation by a U.S. Court.  The public also has an interest in consequences when company insiders making misleading statements to court and to investors – through a press conference.  Hence, this Court should find that a TRO compelling directors to fulfill their fiduciary obligations to the Company, and act consistently with the other objectives noted above, is appropriate and strongly favors public interest.

## IV.    EXPEDITED DISCOVERY

Movant's position is that because it is a party, and some discovery occurred, he does not need to seek leave to serve discovery.  However, Movant anticipates that the schedule for such discovery will need to have expedited deadlines for productions and responses in advance of briefing and hearing on the preliminary injunction.  Thus, Movant intends to meet and confer with the Chen Syndicate about discovery and discuss it at the November 19 settlement conference with the Magistrate as needed, but reserves his option to address this issue with the Court depending on the position(s) taken by the other side.

## V.    CONCLUSION

Based on all the foregoing, Dr. Hou respectfully requests that the Court grant the Motion in its entirety.

MEMO IN SUPPORT OF TEMPORARY RESTRAINING ORDER        Case No. 3:23-cv-02333-BEN-MSB

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2      DATED: November 11, 2024          Respectfully submitted,

3
                                         */s/ David E. Azar*
4                                        David E. Azar (SBN 218319)
                                         **MILBERG COLEMAN BRYSON**
5                                        **PHILLIPS GROSSMAN PLLC**
                                         2355 Westwood Blvd., #311
6                                        Los Angeles, CA 90064
                                         (213) 617-1200
7                                        DAzar@milberg.com

8                                        Richard Liu (SBN 308050)
                                         richard.liu@consultils.com
9                                        Edward Wells (SBN 321696)
                                         ted.wells@consultils.com
10                                       **INNOVATIVE LEGAL SERVICES, P.C.**
                                         355 S. Grand Avenue, Suite 2450
11                                       Los Angeles, CA 90071
                                         (626) 344-8949
12

13                                       *Attorneys for Defendant Dr. Xiaodi Hou*

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MEMO IN SUPPORT OF TEMPORARY RESTRAINING ORDER          Case No. 3:23-cv-02333-BEN-MSB

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## <u>CERTIFICATE OF SERVICE</u>

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I hereby certify that on this day, the 11th day of November 2024, I electronically transmitted a copy of this document to the Clerk's office using the CM/ECF system, which will send a notice of filing to all counsel of record.

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*/s/ David E. Azar*
David E. Azar

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MEMO IN SUPPORT OF TEMPORARY RESTRAINING ORDER          Case No. 3:23-cv-02333-BEN-MSB